Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED DECEMBER 31, 2022

The following discussion and analysis of our results of operations and financial condition should be read together with our unaudited condensed consolidated financial statements and the notes thereto and other financial information, which are included elsewhere in this Form 6-K. Our unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In addition, our unaudited financial statements and the financial information included in this Form 6-K reflect our organizational transactions and have been prepared as if our current corporate structure had been in place throughout the relevant periods.

This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in our Annual Report on Form 20-F for the fiscal year ended June 30, 2022 filed with the Securities and Exchange Commission (the “2022 Form 20- F”) under “Item 3. Key Information-D. Risk Factors” or in other parts of the 2022 Form 20-F.

Unless otherwise indicated or the context requires otherwise, “we”, “us” or the “Company” in this prospectus are to E-Home Household Service Holdings Limited and its subsidiaries in the context of describing our business, operations and consolidated financial information.

Overview

We are a household service company based in Fuzhou, China. We provide integrated household services through our website and WeChat platform, “e家快服”, across 21 provinces in China. Currently, these services primarily include home appliance services and housekeeping services. For our home appliance services, we partner with individuals and service stores which provide the technicians to deliver the on-site services. We have partnerships with more than 2,300 individuals and service stores providing these services in China. For our housekeeping services, we primarily partner with individual service providers who serve as independent contractors. We currently have more than 2,800 cleaners and nannies in our network providing our housekeeping services. Our online platform integrates these offline service providers, which helps them to gain a larger customer base, and provides professional and reliable one-stop household services to our customers.

In July 2015, we successfully transitioned from an outsourcing after-market service provider of home appliances and building materials to an operator of home appliance services. In January 2018, we officially became an integrated household service provider after expanding our service portfolio from distribution, installation, repair and maintenance of home appliances to delivery, installation, repair and maintenance of home appliances, home-moving, house cleaning, nanny and maternity matron. We have also launched and are actively promoting our senior care services, but so far we have only generated a limited amount of revenue from these services. We plan to further expand our business to include smart community services, as well as sales of smart home supplementary merchandise. We currently have approximately 526 employees to support our operations.

During the six months ended December 31, 2022, we acquired three new subsidiaries by business combination and expanded our business into the field of distributing and selling pharmaceutical products and educational consulting services. We expect to achieve significant synergies from such acquisitions to complement our existing businesses.

Due to the impact of the lifting of quarantine and lockdown measures in China by the government in late 2022, our overall revenue increased by 14.1% to approximately $38.88 million for the six months ended December 31, 2022, as compared to approximately $34.08 million for the six months ended December 31, 2021. Our revenue from installation and maintenance services increased by 10.6% to approximately $24.30 million for the six months ended December 31, 2022, as compared to $21.98 million for the six months ended December 31, 2021. Our revenue from housekeeping services increased by 12.3% to approximately $8.99 million for the six months ended December 31, 2022, as compared to $8.01 million for the six months ended December 31, 2021. We generated approximately $3.56 million of revenue from our senior care services for the six months ended December 31, 2022, representing a decrease of 13.0% as compared to $4.09 million for the six months ended December 31, 2021. For the six months ended December 31, 2022, we also generated revenues from sales of pharmaceutical products and educational consulting services of approximately $1.38 million and $0.65 million, respectively.

For the six months ended December 31, 2022, we generated a net loss of approximately $3.32 million, representing an increase in net loss of approximately $2.71 million compared with net loss of approximately $0.61 million for the six months ended December 31, 2021.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	growth in the Chinese economy;

●	industry demand;

●	contract pricing and terms;

●	competition in the home appliance services and in-home care and other household services industries;

●	strategic acquisitions and investments;

●	changes to government policies;

●	market conditions and our market position; and

●	our ability to broaden service offerings and diversify our customer base.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is currently no estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from our Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

PRC

Enterprise Income Tax

Generally, our PRC subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. If our holding company in the Cayman Islands or any of our subsidiaries outside the PRC is considered as a PRC resident enterprise for tax purposes, then our global income will be subject to PRC enterprise income tax at the rate of 25%. See “Risk Factors—Risks Related to Doing Business in China— We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.”

Value Added Tax

Our revenue from installation services is subject to a value added tax, or VAT, rate of 11% and our revenue from maintenance services and sales of goods was subject to a VAT rate of 17% prior to May 1, 2018, which was subsequently reduced to 16%.

According to PRC regulations, no VAT will be levied if an enterprise provides employee-based household services. E-Home Pingtan applied for the tax exemption in July 2017 and was approved by the PRC State Administration of Taxation, so the VAT rate for installation, maintenance, after-sales and cleaning service is 0% since July 2017.

Withholding Tax on Dividends

Dividends paid by E-Home Household Service Technology Co., Ltd. (“E-Home WFOE”) to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at a reduced tax rate of 5%. See “Risk Factors—Risks Related to Doing Business in China—There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Our Reportable Segments

As of December 31, 2022, our operations are organized into five reportable segments: installation and maintenance, housekeeping, senior care services, sales of pharmaceutical products, and educational consulting services. Operating segments are reported in a manner consistent with the internal reporting provided to management for decision making. These operating segments are monitored, and strategic decisions are made on the basis of segmental profit margins.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the company’s financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments and assumptions that are significant to understanding our results. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Basis of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of E-Home Household Service Holdings Limited and its subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

Use of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, prepayments, and other receivables, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets and provision necessary for contingent liabilities. Actual results could differ from those estimates.

Leases

Leases are classified at lease commencement date as either a finance lease or an operating lease. A lease is a finance lease if it meets any of the following criteria: (a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term. (b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (c) the lease term is for the major part of the remaining economic life of the underlying asset, (d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or (e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. When none of the criteria meets, the lease shall be classified as an operating lease.

For lessee, a lease is recognized as a right-of-use asset with a corresponding liability at lease commencement date. The lease liability is calculated at the present value of the lease payments not yet paid by using the lease term and discount rate determined at lease commencement. The right-of-use asset is calculated as the lease liability, increased by any initial direct costs and prepaid lease payments, reduced by any lease incentives received before lease commencement. The right-of-use asset itself is amortized on a straight-line basis unless another systematic method better reflects how the underlying asset will be used by and benefits the lessee over the lease term.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The amendments in this ASU require an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. The Company adopted ASC 842 effective as of the beginning of the first period presented by using a modified retrospective transition approach in the accompanying financial statements of the Company. The adoption of this standard had a material impact on the Company’s financial position, with no material impact on the results of operations and cash flows.

Convertible note, net

ASC 470, Debt, requires the liability and equity components of convertible debt instruments that may be settled in cash upon conversion to be separately accounted for in a manner that reflects the issuer’s nonconvertible debt borrowing rate. ASC 470-20 requires that the initial proceeds from the sale of these notes be allocated between a liability component and an equity component in a manner that reflects interest expense at the interest rate of similar nonconvertible debt that could have been issued by the Company at such time. We measured the estimated fair value of the debt component of our convertible notes as of the issuance date based on our nonconvertible debt borrowing rate. The equity components of the convertible senior notes have been reflected within additional paid-in capital in our audited consolidated balance sheet, and the resulting debt discount is amortized over the period during which the convertible notes are expected to be outstanding (through the maturity date) as additional non-cash interest expense.

Revenue recognition

The Company adopted Accounting Standards Codification No. 606, Revenue from Contracts with Customers (ASC 606) beginning January 1, 2018 and elected to adopt ASC 606 under the modified retrospective method. This guidance was applied retrospectively to the most current period presented in the Company’s consolidated financial statements. The adoption of ASC 606 did not have a material impact on the consolidated financial statements of the Company.

The Company generates revenues primarily from installation & maintenance, housekeeping services, senior care services, sales of pharmaceutical products, and educational consulting services. The Company sells its installation & maintenance and housekeeping services through a third-party service provider WeChat platform. The Company’s revenues are subject to value added tax (“VAT”). To record VAT payable, the Company uses the gross presentation method, which presents the taxable services and the available input VAT amount (at the rate applicable to the supplier). Revenues are recorded net of VAT in accordance with the ASC 606. The recognition of revenues involves certain management judgments. The amount and timing of our revenues could be materially different for any period if management made different judgments or utilized different estimates.

Installation& maintenance

Installation and maintenance services mainly consisting of the following services: technical home installation and repair, maintenance and other after sale services. Revenues from installation and maintenance services are recognized at a point in time once the service is transferred to the customer. For service arrangements that include multiple performance obligations, revenues are allocated to each performance obligation based on its standalone selling price. The Company allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method, generally based on the best estimate of selling price. The Company, acting as principal, contracts with third-party service providers (i.e., service outlets), acting as agents. The Company is responsible for market development and providing the customer information to the service provider, directing the outlet to provide services and coordination with the customer, while the service provider provides the door-to-door service. The price of services is set by the Company and the service provider is only responsible for collection of payments. When the Company’s end customers place orders online for services, they pay either a required visit fee or the estimated full amount of service fee through third-party payment platforms, such as WeChat Pay and Alipay. The Company chooses the service provider by the proximity principle. If the customer is not satisfied with the chosen provider, the service provider can be re-selected. Regardless of the service provider’s performance, the Company is still liable to complete the orders. If the end customer fails to pay after satisfactory service is provided and the service provider is unable to collect payment from the end customer, the Company will communicate directly with the end customer. The service provider is not obligated to pay the Company. To minimize our risk, the service provider will remit payment of any outstanding receivables each month.

Housekeeping services

Housekeeping services refer to services including housecleaning, nanny service, maternity matron and personnel staffing. Revenues from housekeeping are recognized at a point in time upon completion of services to the customer based on the relative selling price method.

Senior care services

Senior care services refer to services including BP, heart rate test, daily steps count, location and track record, call for help by Wechat or phone, and other care services rendered to senior customers through an E-watch, which is given to the customers when they pay the annual fees. The customers sign a contract for the services with the Company. The contract term is normally one year. The revenues from senior care services are allocated into the revenue from the E-watch sold and the revenue of the services provided. Revenues from the E-watch sold are recognized at a point in time once customers receive the E-watch and the revenues of the services provided are recognized over the service period.

Disaggregation of revenue from contracts with customers

During the process of performing the installation and maintenance services, the Company also sells household appliance accessories such as air conditioner parts to its customers according to the customers’ needs. The Company did not sell these household appliance accessories separately. Consequently, the Company regards sales of household appliance accessories as a component of its installation and maintenance segment, but separates revenue generated from sale of household appliance accessories as a disaggregated revenue stream. The senior care services consist of the sale of E-watch and the care services. The E-watch cannot be sold to the customers solely without the care services, and the care services should be rendered by the E-watch. Consequently, the Company regards these operating activities as operating in one material segment, being the revenue of senior care services.

Based on the above discussion, the Company disaggregated sales of household appliance accessories from installation and maintenance revenue and senior care services revenue into the sales of the E-watch and the care service. Sales of household appliance accessories and E-watches are recognized in revenue at a point in time while revenue from care service is recognized over a period.

Sales of pharmaceutical products

The Company also generates revenues from sales of pharmaceutical products to its customers, which are mainly pharmaceutical stores in PRC. Under the adoption of ASC 606, the Company recognized revenues in a manner to depict the transfer of goods to a customer at an amount that reflects the consideration expected to be received in exchange for those goods. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company considers customer purchase orders to be the contracts with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which is distinct, to be the identified performance obligations. The Company considers whether the nature of its promise is a performance obligation to provide the specified goods itself (that is, the entity is a principal) or to arrange for the other party to provide those goods (that is, the entity is an agent). The Company determines it is a principal and recognizes revenues at the gross amount received for the goods. The Company controls the specified good before that good is transferred to its customers based on the following indicators: (1) the Company is primarily responsible for fulfilling the promise to provide the specified good, (2) the Company bears the inventory risk before or after (i.e., customer has a right of return) the specified good has been transferred to a customer, (3) the Company has discretion in setting the price for the specified good.

In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. The Company provide its customers with rights to return the sold goods for several days after the customers’ acceptance of the goods and can reasonably estimates return provision for the goods. The product return provisions are estimated based on (1) historical rates, (2) specific identification of outstanding returns not yet received from customers and outstanding discounts and claims and (3) estimated returns, discounts and claims expected, but not yet finalized with customers. The Company analyzed historical refund claims for defective products and concluded that they have been immaterial since the Company can return the goods returned from the customers to its suppliers.

Revenues are reported net of all VAT. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on their relative standalone selling price.

Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time), which typically occurs at delivery. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment.

Educational consulting services

The Company also generates revenues from providing educational consulting services to its customers. Revenues from educational consulting services are recognized at a point in time upon completion of services to the customer based on the relative selling price method.

Business combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interests in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

In a business combination achieved in stages, the Company remeasures its previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in “Others, net” in the consolidated statements of comprehensive (loss) income.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current U.S. GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date of ASU 2016-13. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning April 1, 2022. Early adoption is permitted. The Company adopted this guidance on July 1, 2022 and the adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In August 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year, for public business entities that meet the definition of a SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company as a small reporting company expects to adopt this guidance on July 1, 2024 and the adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and other comprehensive (loss) income and statements of cash flows.

Results of Operations

Comparison of Six Months Ended December 31, 2022 and 2021

The following table shows key components of our results of operations during the six months ended December 31, 2022 and 2021, in dollars and as a percentage of our total revenues.

	Six months Ended December 31, 2022		Six months Ended December 31, 2021
	Amount	% of Revenues	Amount	% of Revenues
Revenues
Installation and maintenance services	$24,301,679	62.5	$21,979,399	72.7
Housekeeping services	8,990,258	23.1	8,009,015	21.8
Senior care services	3,557,245	9.2	4,091,068	5.5
Sales of pharmaceutical products	1,380,344	3.6	-	-
Educational consulting services	647,442	1.6	-	-
Total revenues	38,876,968	100.0	34,079,482	100.0
Total cost of revenues	27,738,882	71.4	23,408,079	64.2
Operating expenses
Sales and marketing expenses	8,340,234	21.5	4,357,836	6.9
General and administrative expenses	3,359,946	8.6	5,602,754	2.1
Total operating expenses	11,700,180	30.1	9,960,590	9.0
(Loss) Income from operations	(562,094)	(1.4)	710,813	26.9
Other income (expenses)
Interest income	96,111	0.2	90,907	0.1
Interest expenses	(375,846)	(1.0)	(23,793)	(0.0)
Amortization of financing cost	(641,576)	(1.7)	(20,322)	-
Fair value loss	(1,621,836)	(4.2)	-	-
Government subsidy	43,616	0.1	-	-
Foreign currency exchange loss	8,725	-	(6,920)	-
Total other (expenses) income	(2,490,806)	(6.4)	39,872	0.1
Income before income taxes	(3,052,900)	(7.9)	750,685	26.9
Income tax expense	(263,228)	(0.7)	(1,356,819)	(6.7)
Net loss	$(3,316,128)	(8.5)	$(606,134)	20.2

Revenues. We generate revenues from providing installation and maintenance services, housekeeping services and senior care services, sales of pharmaceutical products and providing educational consulting services. Our total revenue was $38,876,968 for the six months ended December 31, 2022, compared to $34,079,482 for the six months ended December 31, 2021, representing an increase of $4,797,486, or 14.1%. Such increase was due to the increase of $2,322,280 in revenue from installation and maintenance and the increase of $981,243 in revenue from our housekeeping services, $1,380,344 the newly acquired segments of sales of pharmaceutical products and $647,442 educational consulting services, offsetting by a decrease of $533,823 in revenue from our senior care services, which we began providing in the fiscal year ended June 30, 2020.

Revenue from installation and maintenance services increased by $2,322,280, or 10.6%, to $24,301,679 for the six months ended December 31, 2022 from $21,979,399 for the six months ended December 31, 2021. Installation and maintenance services accounted for 62.5% of our total revenue for the six months ended December 31, 2022, as compared to 64.5% for the six months ended December 31, 2021. Revenue from housekeeping services amounted to $8,990,258, or 23.1% of our total revenue for the six months ended December 31, 2022, representing an increase of $981,243, or 12.3%, from $8,009,015 for the six months ended December 31, 2021. Such decreases were primarily due to the lift of lockdown in China. During the six months ended December 31, 2022, we have partnerships with over 2,300 individuals and service stores providing these services in China, which remain stable comparing to the six months ended December 31, 2021.

For the six months ended December 31, 2022, we generated revenue from senior care services in an amount of $3,557,245, or 9.2% of our total revenue, which represents a decrease of $533,823, or 13.0%, from $4,091,068 for the six months ended December 31, 2021. For the six months ended December 31, 2022, we also generated revenue from sales of pharmaceutical products and educational consulting services, our new business segments, of $1,380,344 and $647,442, respectively.

Cost of revenues. Our cost of revenues includes service fees paid to staff, outlets and suppliers for the services rendered and the cost of accessories sold. Our cost of revenue increased by $4,330,803, or 18.5%, to $27,738,882 for the six months ended December 31, 2022 from $23,408,079 for the six months ended December 31, 2021. Such increase was in line with our decreased revenue.

Sales and marketing expenses. Our sales and marketing expenses consist primarily of remuneration for staff involved in selling and marketing efforts, advertising cost, depreciation, travel and leasing expenses. Our sales and marketing expenses increased by $3,982,398, or 91.4%, to $8,340,234 for the six months ended December 31, 2022 from $4,357,836 for the six months ended December 31, 2021. Such increase was primarily due to the increased marketing and promotion costs, which were mainly caused by our efforts to increase our revenue for the six months ended December 31, 2022. As a percentage of revenue, sales and marketing expenses increased to 21.5% for the six months ended December 31, 2022 from 12.8% for the six months ended December 31, 2021.

General and administrative expenses. Our general and administrative expenses consist primarily of employee remuneration, professional fees, insurance, benefits, office leases, general office expenses and depreciation. Our general and administrative expenses decreased by $2,242,808, or 52.7%, to $3,359,946 for the six months ended December 31, 2022 from $5,602,754 for the six months ended December 31, 2021. Such decrease was due to the decrease in consulting services expenses. As a percentage of revenue, general and administrative expenses decreased to 8.6% for the six months ended December 31, 2022 from 16.4% for the six months ended December 31, 2021.

(Loss) Income from operations. As a result of the foregoing, we recorded loss from operations of $562,094 for the six months ended December 31, 2022, representing a decrease of $1,272,907 in income from operations, or 78.9%, compared to $710,813 for the six months ended December 31, 2021.

Total other (expenses) income. We had $2,490,806 in total other expenses for the six months ended December 31, 2022, as compared to $39,872 in total other income for the six months ended December 31, 2021. Total other income (expenses), net, for the six months ended December 31, 2022 consisted of interest income in the amount of $96,111, government subsidy of $43,616 and foreign currency exchange income of $8,725, offset by interest expenses in the amount of $375,846, amortization of financing cost of the convertible note of $641,576 and fair value loss of financial instruments of $1,621,836. Total other income (expenses), net, for the six months ended December 31, 2021 consisted of interest income in the amount of $90,907, offset by interest expenses in the amount of $23,793, amortization of financing cost of the convertible note of $20,322 and foreign currency exchange loss of $6,920.

Income tax expense.  We recorded income tax expenses of $263,228 for the six months ended December 31, 2022, representing a decrease of $1,093,591, or 80.6%, as compared to $1,356,819 for the six months ended December 31, 2021. The decrease in the income tax expense mainly resulted from the decrease in the income before income taxes from our PRC subsidiaries. See also “—Taxation” above.

Net loss. As a result of the cumulative effect of the factors described above, we generated a net loss of $3,316,128 for the six months ended December 31, 2022, representing an increase in net loss of $2,709,994 from net loss of $606,134 for the six months ended December 31, 2021.

Liquidity and Capital Resources

As of December 31, 2022 and June 30, 2022, we had cash and cash equivalents of $62,470,005 and $54,842,052, respectively. We finance our operations, working capital needs and strategic investments from cash generated through operations and through debt and equity financing.

We believe that our current levels of cash and cash flows from operations and equity financing will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Six Months Ended December 31,
	2022	2021
Net cash provided by operating activities	$3,805,834	$1,784,209
Net cash used in investing activities	(3,468,043)	(121,856)
Net cash provided by financing activities	9,167,098	4,607,080
Net increase in cash and cash equivalents	9,504,891	6,269,433
Effect of currency translation	$(1,876,938)	$642,077
Cash and cash equivalents at beginning of the period	54,842,052	52,410,472
Cash and cash equivalents at end of the period	62,470,005	59,321,982

Operating Activities

For the six months ended December 31, 2022, net cash provided by operating activities was $3,805,834, representing an increase of $2,021,625 compared to net cash provided by operating activities of $1,784,209 for the six months ended December 31, 2021. Net cash provided by operating activities for the six months ended December 31, 2022 consisted of the net loss of $3,316,128, income tax expense in the amount of $233,797, interest expense in the amount of $375,847, depreciation and amortization in the amount of $1,330,221, amortization of right-of-use assets in the amount of $430,914, amortization of financing cost of the convertible note of $641,576, fair value loss of financial instruments of $1,621,836, change in accounts payable and accrued expenses in the amount of $6,901,987, offset by change in account receivables in the amount of $1,245,352, change in inventory in the amount of $159,286, change in prepayments, receivables and other current assets in the amount of $1,899,177, change in long-term deposits and other non-current assets in the amount of $55,177, change in tax payable in the amount of $7,921, and change in operating lease liabilities of $685,709.

For the six months ended December 31, 2021, net cash provided by operating activities was $1,784,209. Net cash provided by operating activities for the six months ended December 31, 2022 consisted of the net loss of $606,134, deferred income tax expense in the amount of $187,553, interest expense in the amount of $23,793, depreciation and amortization in the amount of $40,411, amortization of right-of-use assets in the amount of $248,518, amortization of financing cost of the convertible note of $20,322, change in inventory in the amount of $213,049, change in prepayments, receivables and other current assets in the amount of $2,684,643, change in long-term deposits and other non-current assets in the amount of $1,556,045, and change in tax payable in the amount of $235,060, offset by change in account receivables in the amount of $43,555 and accounts payable and accrued expenses in the amount of $2,370,396.

Investing Activities

For the six months ended December 31, 2022, net cash used in investing activities was $3,468,043. Net cash used in investing activities for the six months ended December 31, 2022 consisted of cash paid for due from related parties of $3,100,000, cash paid for loan receivables from unaffiliated company and individual of $1,250,000, cash paid for property, plant and equipment of $885,343 and cash paid for intangible assets in the amount of $32,700, offset by refund of prepaid deposit for potential acquisition in the amount of $1,800,000.

For the six months ended December 31, 2021, net cash used in investing activities was $121,856. Net cash used in investing activities for the six months ended December 31, 2021 consisted of right-of-use-assets costs in the amount of $103,641, cash paid for equipment and vehicles in the amount of $22,680, long-term investment of $941,073, and cash paid to former non-controlling shareholders of our subsidiary, Fujian Happiness Yijia Family Service Co., Ltd. in acquisition of the non-controlling interest of $54,462, offset by refund of prepaid deposit for potential acquisition in the amount of $1,000,000.

Financing Activities

Net cash provided by financing activities was $9,167,098 for the six months ended December 31, 2022, which consisted of proceed from the issuance of shares in the amount of $7,844,757 and proceed from short term loan of $1,398,262, offset by cash paid for financial lease of $75,921.

Net cash provided by financing activities was $4,607,080 for the six months ended December 31, 2021, which consisted of proceed from the convertible note in the amount of $5,275,000, offset by issuance cost of the convertible note paid in cash in the amount of $667,920.

Capital Expenditures

We made capital expenditures of $918,043 and $963,753 for the six months ended December 31, 2022 and 2021, respectively. In these periods, our capital expenditures were mainly used for purchases of property and equipment, including office equipment, electronic equipment and motor vehicles, and the. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

Holding Company Structure

E-Home Household Service Holdings Limited is a Cayman Islands holding company with no material operations of its own. We conduct our operations primarily through E-Home WFOE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by E-Home WFOE. If E-Home WFOE or our other PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, E-Home WFOE is permitted to pay dividends to E-Home Household Service Holdings Limited only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, E-Home WFOE and its PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, each may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and these entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange. E-Home WFOE has not paid dividends and will not be able to pay dividends until it meets the requirements for statutory reserve funds.